

December 16, 2010

Mr. Russell Greenberg
Executive VP, CFO and Principal Accounting Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

> **RE: Inter Parfums, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30, 2010 and September 30, 2010**
> **File No. 0-16469**

Dear Mr. Greenberg:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Rufus Decker
Accounting Branch Chief